UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

G/O BUSINESS SOLUTIONS, INC.
(Name of Company)

COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

98371P109
(CUSIP Number)

George R. Jarkesy, Jr.
John Thomas Bridge and Opportunity Fund, L.P.
3 Riverway, Suite 1800
Houston, Texas 77056
281-748-3277

With a copy to:

Thomas D. Sherman, Esq.
The Proscenium, Ste. 1900
1170 Peachtree Street NE
Atlanta, GA 30309
281-748-3277

December 31, 2007
(Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98371P109	13D	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) John Thomas Bridge and Opportunity Fund, L.P. EIN: 26-0212408
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION John Thomas Bridge and Opportunity Fund, L.P., is a partnership formed under the laws of the State of Delaware, the United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,404,382
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 18,404,382
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,404,382
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 82.8%
14	TYPE OF REPORTING PERSON PN

Item 1.	Security and Company

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share (the “Common Stock”), of G/O Business Solutions, Inc., a Colorado corporation (the “Company”).  The principal executive offices of the Company are located at 2202 Bluebonnet Drive, Richardson, Texas 75082.

Item 2.	Identity and Background.

Item 2.	Identity and Background

(a) This statement is filed by Thomas Bridge and Opportunity Fund, L.P. (the “Fund”), a Delaware limited partnership and John Thomas Capital Management Group, LLC, the managing general partner of the Fund (the “GP”), a Delaware limited liability company (together, the “Reporting Persons”).   The GP may be deemed to have beneficial ownership over the securities reported herein by virtue of the discretion and authority granted to the GP to vote and to dispose of the securities held by the Fund pursuant to the Fund’s constituent documents.

(b) The principal business address of the Reporting Persons is 3 Riverway, Suite 1800, Houston, Texas 77056.

(c) The principal business of the Fund is investing in short to medium term debt and equity securities and in-force life insurance policies acquired in the life settlement transactions.  The principal business of the GP is to act as investment manager to the Fund and other investment funds.

(d) - (e) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2007, the Fund entered into a certain stock purchase and sale agreement (the “Stock Purchase Agreement”) with David M. Klausmeyer, an individual (“Mr. Klausmeyer”), Sand Hills Partners LLC, a Delaware limited liability company and its individual members, John Ellis, George Jarkesy and David Strawn (“SHP”), Sand Hills General Partners, a Texas partnership (“SHGP”), SH Celera Capital Corporation, a Maryland corporation (“Celera”) and the Company (the “Purchase Transaction”).

Concurrent with its formation of SHP, it acquired the Company’s Common Stock and  purchased  Mr. Klausmeyer's 37% interest in SHGP in consideration for its promissory note in the principal amount of $1,500,000 (the “Promissory Note”), which collectively represents 100% of the interest of SHGP.  The Promissory Note was  secured by SHP’s interest in SHGP and was guaranteed by SHGP (the “Guaranty” and together with the Promissory Note, the “Note and Guaranty”), which guarantee is secured by the pledge of 100% of the assets of SHGP (the “SHGP Guaranty and Pledge”).

As reported in the August 16, 2006 Form 13D, Celera acquired 17,300,744 shares of the Company’s Common Stock in the reorganization transaction between the Company and Celera, which was disclosed in the Form 8-K filed with the SEC on August 16, 2006, which by this reference is incorporated herein.  Prior to the Purchase Transaction, SHP controlled (i) 3,200,000 shares of Common Stock, through its ownership of 100% of the interest in SHGP; and (ii) 17,300,744 shares of Common Stock through its ownership of 89% of the voting shares of Celera, thereby entitling SHP, upon distribution of the Common Stock by Celera, to a total of 15,204,382 shares of the Company’s Common Stock.

The shares of the Company’s Common Stock reported in this Form 13D were acquired by the Fund pursuant to the Stock Purchase Agreement whereby (i) SHP sold and the Fund purchased (1) 3,200,000 shares of the Company’s Common Stock held by SHGP and (2) 15,204,382 shares of the Company’s Common Stock received by SHP from a distribution by Celera for a total purchase price of $400,000 (the “Purchase Price”); and (ii) Mr. Klausmeyer, in consideration for his allocation of the Purchase Price settled and released his claims for payment and interest in the Company’s shares under the Note and Guaranty, and the SHGP Guaranty and Pledge.

Item 4.	Purpose of Transaction.

The shares of the Company’s Common Stock acquired by the Fund were acquired for investment purposes.  The purpose of the transaction is to repay existing liabilities of the Company and inject operating capital into the Company, and provide the Company with expertise and facilities necessary to undertake the business of providing fee based business development consulting and outsource services.

Except as otherwise set forth herein, (i) the Fund, and to the best knowledge of the Fund, the executive officers or directors of the Fund, and (ii) the GP, and to the best knowledge of the GP, the executive officers, directors or control persons of the GP, has or have no specific plans or proposals that relate to or would result in any of the following:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, except in the ordinary course based on regular investment decisions;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j) Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Company.

Item 5.	Interest in Securities of the Issuer.

(a) As of December 31, 2007, the Reporting Persons beneficially own an aggregate of 18,404,382 Shares, which is equal to 82.8% of the Company’s issued and outstanding shares of Common Stock.

(b) The Reporting Persons have sole voting power and sole dispositive power over 18,404,382 Shares.

(c) Purchases within the last sixty days:

None.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Company.

Mr. Klausmeyer, SHP and SHGP have executed a Settlement Agreement pursuant to which Mr. Klausmeyer, in consideration for the payments made thereunder, has agreed to release any and all claims he may possess under the Note and Guaranty and the SHGP Guaranty and Pledge.

Item 7.	Material to be Filed as Exhibits.

 None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 3/28/2008

JOHN THOMAS BRIDGE AND OPPORTUNITY FUND, L.P.

By: John Thomas Capital Management Group, LLC
Its: General Partner

By:	/s/ George R. Jarkesy, Jr.
George R. Jarkesy, Jr.
Its: Managing Member